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SUPPL

May 21, 2007

07024595

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington DC

Re: Joint-Stock Company Chelyabinsk Zinc Plant (File No. 35078)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of our client, Joint-Stock Company Chelyabinsk Zinc Plant ("CZP" or the "Company"), an open joint stock company organized under the laws of the Russian Federation, and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed in the Annex hereto, which constitute information that the Company has (i) made or become required to make public pursuant to the laws, rules and regulations of the Russian Federation, (ii) filed or become required to file with the "Russian Trading System" Stock Exchange in Russia ("RTS") and which was or will be made public by the RTS or (iii) has distributed or become required to distribute to its security holders, since April 6, 2007, the date when the Company filed for an exemption under Rule 12g3-2(b).

If you have any question or comment in connection with the above-mentioned, please call the undersigned at +7-495-956-3858 or e-mail at: makirienko@debevoise.com.

Very truly yours,

Maria Kirienko

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

Enclosure

Annex

Joint-Stock Company Chelyabinsk Zinc Plant

English Translations from Russian of Information that the Company Has Made Public Pursuant to Russian Law or Has Distributed to its Security Holders since April 6, 2007, the date when the Company filed for an exemption under Rule 12g3-2(b)

A. Quarterly reports on compliance with corporate governance standards and other documents submitted to RTS

1. Quarterly Report of Open Joint-Stock Company Chelyabinsk Zinc Plant on Compliance with Corporate Governance Standards (for admission of shares to the B-List of the Stock Exchange) for the 1st quarter of 2007

2. Securities Form as of March 31, 2007

3. Confirmation of net assets value (equity capital) of Joint-Stock Company Chelyabinsk Zinc Plant as of May 31, 2007

B. Summaries of Quarterly Reports submitted to the Federal Service on Financial Markets of Russia

4. Summary of Quarterly Report – 1st Quarter 2007

C. Lists of affiliated persons

5. List of Affiliates of Open Joint-Stock Company Chelyabinsk Zinc Plant as of March 31, 2007

D. Notices of material facts

6. Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated March 28, 2007

7. Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's assets value of more than 10 percent", dated March 28, 2007

8. Notice of Material Fact "Information on events leading to a one-time increase (or reduction) in the issuer's net profits or net losses of more than 10 percent", dated April 28, 2007

9. Notice of Material Fact "Information of Dates of Close of Register", dated May 10, 2007

E. Notices of information that could have a material impact on the price of Company securities

10. Notice of information that could have a material impact on the price of Company securities "Decisions adopted by the Board of Directors", dated May 10, 2007

F. UK Regulatory Information Service Announcements issued in 2006 and 2007

11. April 27, 2007 – Chelyabinsk Zinc Plant Reports 15.5% Production Increase in 1Q 2007

12. April 28, 2007 – Chelyabinsk Zinc Plant publishes on its website www.zinc.ru 1Q 2007 Russian Accounting Standards financial results

13. May 10, 2007 – Chelyabinsk Zinc Plant Holds its Annual General Meeting on June 29, 2007

G. Financial Statements

14. Annual Financial Statements for 2006

15. Quarterly Financial Statements for Q1 2007

Mr. O.P. Safonov
Chairman of the Management Board
of Open Joint-Stock Company
Russian Trading System
Stock Exchange

QUARTERLY REPORT
of Open Joint-Stock Company
Chelyabinsk Zinc Plant
on Compliance with Corporate Governance Standards
(for admission of shares to the B-List of the Stock Exchange)
<u>for the 1st quarter of 2007</u>

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
General requirements		
1.	Issuer forms a board of directors.	Full compliance The relevant provisions are laid down in: 1. paragraphs 15.1-15.5 of the Charter of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006) (the "*Issuer's Charter*") and 2. the Regulations on the Board of Directors of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006) (the "*Regulations on the Board of Directors of the Issuer*")
2.	The board of directors of the issuer must include at least 1 member of the board of directors who meets the following requirements: • has not been in the past year and is not currently an officer or employee of the issuer (managing company); • is not an officer of another company in which any of the officers of the Company are members of the Board of Directors' committee for staffing and remuneration; • is not a spouse, parent, child, or sibling of an officer of the (managing company) issuer (officer of the managing company of the issuer); • is not an affiliate of the issuer, except a member of the Board of Directors of the issuer; • is not a party to any obligation involving the issuer whereby he/she could acquire property (receive monetary funds) for a value amounting to 10% or more of the aggregate annual income of such person, except remuneration for participating in the work of the Board of Directors of the Companyне; • is not a representative of the state, i.e. a person representing the Russian Federation or a constituent entity of the Russian Federation on the board of directors of any company in relation to which a decision is made to exercise special	Full compliance Independent directors are: 1. Radik V. Sharifzyanov, born 1978 2. Alexei B. Shilov, born 1969 The relevant provisions in respect of independent directors are laid down in: 1. paragraph 22.3 of the Issuer's Charter, 2. paragraphs 5.1.-5.3. of the Regulations on the Board of Directors of the Issuer, and 3. section 5 of the Corporate Governance Code of CZP (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006, approved by the Board of Directors of CZP on June 1, 2006) (the "*Corporate Governance Code of the Issuer*")

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
	rights (a "golden share") or a person elected to the Board of Directors from among candidates nominated by the Russian Federation, a constituent entity of the Russian Federation, or a municipal entity, if such member of the Board of Directors is obliged to vote based on written orders (instructions) from a constituent entity of the Russian Federation, or a municipal entity, respectively.	
3.	1) The board of directors of the issuer must form a committee whose sole functions are to assess candidates for the position of Company external auditor, evaluate the auditor's Report, assess the effectiveness of the issuer's internal control procedures and draw up proposals for the improvement thereof (the audit committee), headed by a chairman who shall meet the eligibility requirements set forth in Item 2 hereof. 2) The Audit Committee shall consist only of those members of the Board of Directors who are not the sole executive body and/or members of the collective executive body of the issuer. 3) The assessment of the Company auditor's report drawn up by the audit committee shall be made available as part of the materials for the annual general shareholders' meeting of the issuer.	Full compliance 1) These functions of the Committee are laid down in: - paragraph 15.5.1. of the Issuer's Charter, - section 4 of the Regulations on the Board of Directors of the Issuer - section 9 of the Corporate Governance Code of the Issuer 2) Head of the Committee – Alexei V. Shilov (Chairman) – independent director Committee members: - Radik V. Sharifzyanov (independent director) - Sergei I. Moiseyev (Chairman of the Board of Directors, non-executive director) The chairman and committee members are not the sole executive body and or members of the collective executive body of the Issuer 3) These provisions are laid down in: - paragraphs 14.9.6. and 15.5.3. of the Issuer's Charter, - paragraph 4.6 of the Regulations on the Board of Directors of the Issuer
4.	The company by-laws of the issuer must provide for the duty of the members of the board of directors, members of the collective executive managing body, the person undertaking the functions of the sole executive body, including the management company and its officers, to disclose information on any securities of the issuer held by them, and on the sale and/or acquisition of any securities of the issuer.	Full compliance This duty of the members of the board of directors, members of the collective executive managing body, and the person undertaking the functions of the sole executive body are laid down in: 1. paragraph 6.3. of the Regulations on the Board of Directors of the Issuer, 2. paragraph 5.3. of the Regulations on the Management Board of the Issuer (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006), 3. paragraph 4.3. of the Regulations on the

Item No.	Corporate Governance Standards	Compliance (full, partial, non-compliance)
		General Director of the Issuer (adopted by resolution of the extraordinary general shareholders' meeting of CZP on August 18, 2006)
5.	The board of directors of the issuer must adopt a document on the use of information on the issuer's operations and on company securities and operations therewith that is not publicly available and the disclosure of which could have a material impact on the market value of the issuer's securities.	Full compliance These requirements are laid down in the Regulations on Information Policy of the Issuer (adopted by resolution of the Board of Directors of CZP on June 1, 2006)
6.	The board of directors of the issuer must adopt a *document setting forth internal* control procedures to supervise the main financial and business activities of the issuer, which are to be enforced by a separate department of the issuer reporting on identified infractions to the audit committee.	Full compliance These requirements are laid down in the Regulations on Supervision of the Financial and Business Operations (adopted by resolution of the Board of Directors of CZP on June 1, 2006)
7.	The charter of the issuer must stipulate that notice of a general shareholders' meeting must be given not less than 30 days prior to the date of the meeting, unless longer notice is prescribed by the law.	Full compliance This provision is laid down in paragraph 14.9.1. of the Charter of the Issuer
8.	The charter of the issuer must not contain a provision exempting the purchaser from making a mandatory offer to shareholders to sell their ordinary company shares (issued securities convertible to ordinary shares) upon the acquisition of 30 percent or more of the ordinary shares of the company.	Full compliance There is no such provision in the Charter of the Issuer

General Director [Company Seal] V.V. Geikhman

Code assigned to security
(to be completed by Stock Exchange)

Applicant code at Exchange
(to be completed by Broker)

Securities FORM

March 31, 2007

1. General Information

1.1.	Full name of Applicant as shown in the Charter	*Issuer*
1.2.	Full name of Issuer as shown in the Charter (in Russian and English)	*Открытое акционерное общество «Челябинский цинковый завод»* *Joint-Stock Company "Chelyabinsk Zinc Plant"*
1.3.	Contact person from Applicant	*Yelena I. Babikova* *Head of Property Department* *Roman M. Safronov* *Company Secretary*
1.4.	Contact tel., e-mail of Applicant	*Tel.: (351) 799-00-35; Fax: (351) 799-00-36* *E-mail: eib@zinc.ru*

2.1. Basic features of the securities (shares)

2.1.1.	Short name of Issuer as shown in the Charter (in Russian and English)	*ОАО «ЧЦЗ»* *JSC "CZP"*
2.1.2.	Class, type and form of issue of securities	*Ordinary registered uncertificated shares*
2.1.3.	Par value of securities	*1 (one) ruble*
2.1.4.	Number of securities (by type) total amount of issue*	*5,419,541 (five million four hundred nineteen thousand five hundred forty-one) ordinary registered shares with a par value of 1 (one) ruble each* *Total amount of the issue 5, 419,541 rubles*
2.1.5.	Number and date of state registration of the securities issue, registering authority	**1.** State registration number and date of issue: *1-01-45040-D of November 3, 2003* – (combined issues) **2.** State registration number and date of issue: *1-01-45040-D-003D of October 12, 2006.* Authority issuing the state registration number of the additional share issue: *FSFM of Russia.*
2.1.6.	Number and date of registration of the report on the securities issue, registering authority	**1.** State registration number and date: *1-01-45040-D of November 3, 2003 (69-1P-230 of June 4, 1993)* Date of state registration of report on the securities issue: *the report was not registered* Authority registering the report on the securities issue: *the report was not registered* **2.** State registration number and date: *1-01-45040-D of November 3, 2003 (69-1-918 of October 24, 1996)* Date of state registration of report on the securities issue: *November 6, 1997.* Authority registering the report on the securities issue: *Chelyabinsk Regional Division of the FSFM of Russia.* **3.** State registration number and date: *1-01-45040-D-002D of July 4,*

		2006. Date of state registration of report on the securities issue: *August 9, 2006.* Authority registering the report on the securities issue: *Urals Federal District division of the Federal Service for Financial Markets of Russia.* **4.** State registration number and date: *1-01-45040-D-003D of October 12, 2006.* Date of filing of notice of the report of the securities issue: *November 22, 2006.* Authority where the notice of the report of the securities issue was filed: *FSFM of Russia.*
2.1.7.	ISIN codes of the issues	*RU0009093918*

3. Details of Issuer

3.1.	Certificate of state registration (entry to the Unified State Register of Legal Entities)	Number: *1027402551880* Date of issue: *December 16, 2002* Registering authority: *Kurchatov District, Chelyabinsk, Yax Inspectorate*
3.2.	Number of shareholders	Total number of persons registered in the issuer's shareholder register as of March 31, 2007: *646 (six hundred forty-six), of which* *13 (thirteen) are legal entities* *629 (six hundred twenty-nine) are physical persons* *4 (four) are nominal shareholders*
3.3.	Maximum percentage of voting shares held by one person and its affiliates	The maximum percentage of voting shares held by one person and its affiliates as of the date of the form: ***52.34%*** Holder: *NF Holdings B.V. (formerly known as Euromin Holdings B.V.)* Address: *Saturn Building, 4th floor, Saturnusstraat 25 I, 2132 HB HOOFDDORP, the Netherlands*
3.4.	Net asset value/equity capital	*Net asset value for the 1st quarter of 2007:* *8,156,592,000 rubles*
3.5.	Charter capital	Charter capital is comprised of: *5,419,541 (five million four hundred nineteen thousand five hundred forty-one) ordinary registered shares with a par value of 1 (one) ruble each*
3.6.	Number of authorized shares	*49,674,827 (forty-nine million six hundred seventy-four thousand eight hundred twenty-seven) ordinary registered shares with a par value of 1 (one) rubles each*
3.7.	Industry	*OKVED – 27.43; 27.41; 27.45*
3.8	Taxpayer ID	*7448000013*
3.9.	Title and name in full of head	*Vsevolod V. Geikhman* *General Director*
3.10.	Registered address	*Sverdlovsky Trakt, 24, Chelyabinsk, 454008, Russian Federation*
3.11.	Postal address	*Sverdlovsky Trakt, 24, Chelyabinsk, 454008, Russian Federation*
3.12.	Name in full of Chairman of the Board of Directors	*Sergei I. Moiseyev*
3.13.	Title and name in full of persons responsible for securities matters (head and/or specialist) indicating contact tel/fax and e-mail	Title: *Head of Property Department* Name in full: Yelena I. Babikova Tel.: *(351) 799-00-35* Fax: *(351) 799-00-36* E-mail: *eib@zinc.ru* Title: *Company Secretary* Name in full: *Roman M. Safronov* Tel.: *(495) 933-2780* Fax: *(495) 933-2783* E-mail: *Roman.Safronov@arkley.ru* *Maria Kirienko* *Tel.: (495) 956-38-58* *Fax: (495) 956-38-68* *E-mail: makirienko@debevoise.com*

3.14.	Number and location of branches and offices, addresses and telephones	*There are no branches or offices*
3.15.	Bank details	Full company name of bank: *CHELINDBANK COMMERCIAL BANK* *(open joint-stock company)* Short company name of bank: *Chelindbank* Address of bank: *Ul. Karla Marxa, 80, Chelyabinsk, 454091, Russian Federation* Bank Codes: *7453002182 / 745301001* Number and type of accounts of issuer: Current account *(Russian rubles) 40702810707110004029* BIC: *047501711* Correspondent account: *30101810400000000711*
3.16.	Contact tel./fax	Tel.: *(351) 799-00-35* Fax: *(351) 799-00-36*
3.17.	E-mail	E-mail: *eib@zinc.ru*
3.18	Web site	*www.zinc.ru*

4. Details of issuer's securities issues

4.1. Total number of shares of the issuer, including:

	Number	Rubles
ordinary	*5,419,541*	*5,419,541*
preferred	--	--
Total (amount of charter capital)	*5,419,541*	*5,419,541*

4.2. Total number of registered share issues:

	Event	Date	State registration number	Number of shares in issue		Par value of security, in rubles	Date of registration of securities prospectus (privatization plan/ offering prospectus)
				обыкновенные	привилегированные		
1	Initial issue	June 4, 1993	69-1P-230 (November 3, 2003 number issued as 1-01-45040-D)	381,125	155,671	1,000 rubles (after devaluation 1 ruble)	Date of registration of privatization plan: June 4, 1993
2	Second issue	October 24, 1996	69-1-918 (November 3, 2003 number issued as 1-01-45040-D)	100,000	--	1,000 rubles (after devaluation 1 ruble)	Date of registration of offering prospectus: October 24, 1996
	First and second issue combined	November 3, 2003	1-01-45040-D	636,796	--	1 ruble	--
3	Third issue	July 4, 2006	1-01-45040-D-002D	4,457,572	--	1 руб.	--
4	Fourth issue	October 12, 2006	1-01-45040-D-003D	325,173	--	1 руб.	Date of registration of securities prospectus: October 12, .2006
5	Combined issues (individ. code 002D of additional issue 1-01-45040-D-002D cancelled December 5, 2006	November 3, 2003	1-01-45040-D	5,094,368	--	1 руб.	
Total number of outstanding shares				5,419,541	--	1 ruble	

4.3. Any additional information --

5. Details of registrar

5.1.	Full and short name as sown in the Charter	Full name: *Closed Joint-Stock Company INTRAKO Registrar, Moscow Branch* Short name: *INTRAKO Registrar, Moscow Branch*
5.2.	Number of License issued by the licensing authority	*License to maintain securities holders registers* License Number: *10-000-1-00272* Date of issue: *December 24, 2002* Validity period: *unlimited term* Licensing authority: *Federal Commission for Securities Markets of Russia*
5.3.	Title and name in full of head	*Malkhaz K. Dzhodzhua* *General Director*
5.4.	Registered address	*Address: 2nd floor, U;. Lenina, 64, Perm, 614990, Russian Federation* *Moskovsky Branch: Volgogradsky Prospekt, 2, Moscow, 109316, Russian Federation*
5.5.	Details of agreement for services with issuer	*Agreement for Shareholder Register Services o. 24-R dated December 30, 2003*
5.6.	Bank details of registrar	*Current account 40702810200000000288 with Metallinvestbank, Bank Codes 5903027161/770902001* *Corr. account 30101810100000000163 with RKTs-2 GU of the Central Bank of Russia for Moscow, BIC 044585163*
5.7.	Postal address	*Postal address: 2nd floor, U;. Lenina, 64, Perm, 614990, Russian Federation* *Moskovsky Branch: Volgogradsky Prospekt, 2, Moscow, 109316, Russian Federation*
5.8.	Contact tel./fax	Tel.: *(495) 730-05-46, 674-41-40* Fax: *(495) 730-05-46, 674-41-40*
5.9.	E-mail	*mail@intraco.msk.ru*

General Director

[Company Seal] ______________ V.V. Geikhman

ЧЕЛЯБИНСКИЙ
ЦИНКОВЫЙ
ЗАВОД

[CZP letterhead]

RECEIVED
2007 MAY 29 A 5:22
[illegible]

Mr. O.P. Safonov
Chairman of the Management Board
of Open Joint-Stock Company
Russian Trading System
Stock Exchange

**Confirmation of net asset value (equity capital)
of Joint-Stock Company Chelyabinsk Zinc Plant as of March 31, 2007**

We hereby confirm that as of March 31, 2007 the net asset value of Chelyabinsk Zinc Plant amounted to 8,156,592,000 rubles.

General Director V.V. Geikhman

Chief Accountant V.V. Krokhalev-Lyalin

Prepared by: Babikova E.I.
(351) 799-00-35

Summary of Quarterly report

Issuer:	Open Joint Stock Company Chelyabinsk Zinc Plant (the "Issuer")
Period:	1st Quarter 2007
Issuer's place of business:	24, Sverdlovskyi tract, Chelyabinsk, 454008, Russian Federation.
Issuer's Contact Person:	Babikova Elena Ivanovna, Head of Department for Operations with Property and Estate Tel.: (351) 799-00-35, fax: (351) 799-00-36 E-mail: eib@zinc.ru

Webpage containing information disclosed in this Quarterly Report:
www.zinc.ru

Information contained in the Quarterly Report:

8.1.4. Information on the procedure of convening and holding of Issuer's supreme governing body meetings (conferences)

8.1.5. Information on commercial entities in which Issuer holds 5 or more percent of the charter (share) capital or 5 or more percent of the ordinary shares

8.1.6. Information on Issuer's material transactions

8.1.7. Information on Issuer's credit ratings

8.2. Information about each class (type) of Issuer's shares

8.3. Information on the previous issues of securities by Issuer other than Issuer's shares

8.4. Information on person(s) providing security against bonds of the issue

8.5. Terms of performance security in respect of bonds of the issue

8.6. Information on organizations responsible for registration of title to Issuer's securities

8.7. Information on statutes regulating import and export of capital which may affect distribution of dividends, payment of interests and other payments to non-residents

8.8. Description of taxation of profits received on outstanding and offered securities of Issuer

8.9. Information on declared (accrued) and distributed dividends on Issuer's shares and income on Issuer's bonds

8.10. Other information

List of Affiliates

Open Joint-Stock Company Chelyabinsk Zinc Plant

Issuer's Code: 4 5 0 4 0 - D

As of 31 03 2007

Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008

The information contained in this list of affiliates is subject to disclosure pursuant to the securities laws of the Russian Federation

Web site: ***www.zinc.ru***

Acting General Director **[Company Seal]** ____________ **(signature)** **Leonid A. Kazanbaev**

April 2, 2007

Issuer's codes	
Taxpayer	7448000013
Legal Entity	1027402551880

I. List of affiliates

as of 31 03 2007

Item No.	Full name of company (name of non-profit organization) or name in full of individual being an affiliate	Business address of legal entity or residential address of individual	Grounds for deeming the person or entity an affiliate	Date when such grounds came into effect	Share of affiliate in the charter capital of the company, %	Proportion of ordinary company shares held by the affiliate, %
1	2	3	4	5	6	7
1	Boris D. Birman	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
2	Vsevolod V. Geikhman	Chelyabinsk, Russia	Member of the Board of Directors of CZP; Chairman of the Management Board of CZP; General Director of CZP	April 20, 2006 April 20, 2006 April 20, 2006	-	-
3	Leonid A. Kazanbaev	Chelyabinsk, Russia	Member of the Board of Directors of CZP; member of the Management Board of CZP	April 20, 2006 April 20, 2006	-	-
4	Sergei I. Moiseyev	Moscow, Russia	Chairman of the Board of Directors of CZP	August 18, 2006	-	-
5	Alexander A. Fedorov	Chelyabinsk, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
6	Radik V. Sharifzyanov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
7	Alexei V. Shilov	Moscow, Russia	Member of the Board of Directors of CZP	April 20, 2006	-	-
1	2	3	4	5	6	7

8	Berislav Galovich	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
9	Alexander V. Zatonsky	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
10	Petr V. Kondakov	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
11	Vasily V. Krokhalev-Lyalin	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
12	Pavel A. Ryzhiy	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
13	Nella I. Sukhanova	Chelyabinsk, Russia	Member of the Management Board of CZP	April 20, 2006	-	-
14	NF Holdings B.V.	THE NETHERLANDS, Amsterdam, Saturnusstraat 25 i, 2132HB Hoofdorp	Legal entity with more than 20% of the total votes attaching to shares comprising the charter capital of CZP	August 26, 2003	52.34	52.34
15	Limited Liability Company Sots-Service	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	February 16, 1998	-	-
1	2	3	4	5	6	7
16	Limited Liability Company RSO	Sverdlovsky Trakt, 24, Chelyabinsk, 454008	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	April 19, 1999	-	-

17	Nova Holding AG	Untermuli 7, CH 6300, Zug, Switzerland	Legal entity in which CZP has more than 20% of the total votes attaching to shares (an interest) comprising the charter capital of such legal entity	November 7, 2006	-	-
18	TOO NOVA ZINC	Akzhal, Shetsky District, Karaganda Oblast, Kazakhstan	Legal entity belonging to the same group of persons as CZP	March 31, 2007	-	-

II. Changes in the list of affiliates over the period

from 01 01 2007 to 31 03 2007

Item No.	Type of change	Date of change	Date of record of change in the list of affiliates
1	**New affiliate**	March 31, 2007	March 31, 2007

Details of affiliate prior to change:

2	3	4	5	6	7
TOO NOVA ZINC	Akzhal, Shetsky District, Karaganda Oblast, 101713, Kazakhstan	-	-	-	-

Details of affiliate following the change:

2	3	4	5	6	7
TOO NOVA ZINC	Akzhal, Shetsky District, Karaganda Oblast, 101713, Kazakhstan	Legal entity belonging to the same group of persons as CZP	March 31, 2007	-	-

Acting General Director [Company Seal] ____________________ (signature) L.A. Kazanbaev

Notice of Material Fact
"Information on events leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

2. Content of Notice

2.1. Event (events) leading to a one-time increase in issuer's net profits or net losses of more than 10 percent: rise in world prices for issuer's primary production.

2.2. Date of the event leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent: March 28, 2007.

2.3. Issuer's net profits for the reporting period immediately preceding the reporting period during which the relevant fact arose (III quarter of 2006): 502,410,000 rubles.

2.4. Issuer's net profits for the reporting period during which the relevant fact arose (IV quarter of 2006): 660,210,000 rubles.

2.5. Change in the issuer's net profits in real terms and as a percentage: the increase in the issuer's net profits in real terms and as a percentage amounts to 157,800,000 rubles or 31.4%.

3. Signatures

3.1. Acting General Director L.A. Kazanbaev
3.2. Date: March 28, 2007

3.3. Chief Accountant V.V. Krokhalev-Lyalin
3.4. Date: March 28, 2007

[Company Seal]

Notice of Material Fact
"Information on events leading to a one-time increase (or reduction) in issuer's assets value of more than 10 percent"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

2. Content of Notice

2.1. Event (events) leading to a one-time increase in issuer's assets value of more than 10 percent: proceeds from share placement by way of open subscription in the fourth quarter of 2006 credited to issuer's account.

2.2. Date of the event leading to a one-time increase (or reduction) in issuer's assets value of more than 10 percent: March 28, 2007.

2.3. Issuer's assets value for the reporting period immediately preceding the reporting period during which the relevant fact arose (*III quarter of 2006*): 10,070,491,000 rubles.

2.4. Issuer's assets value for the reporting period during which the relevant fact arose (IV quarter of 2006): 12,504,993,000 rubles.

2.5. Change in the issuer's assets value in real terms and as a percentage: the increase in the issuer's assets value in real terms and as a percentage amounts to 2,434,502,000 rubles or 24.2%.

3. Signatures

3.1. Acting General Director L.A. Kazanbaev
3.2. Date: March 28, 2007

3.3. Chief Accountant V.V. Krokhalev-Lyalin
3.4. Date: March 28, 2007

[Company Seal]

Notice of Material Fact
"Information on events leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

2. Content of Notice

2.1. Event (events) leading to a one-time increase in issuer's net profits or net losses of more than 10 percent: fall in world prices for issuer's primary production.

2.2. Date of the event leading to a one-time increase (or reduction) in issuer's net profits or net losses of more than 10 percent: April 28, 2007.

2.3. Issuer's net profits for the reporting period immediately preceding the reporting period during which the relevant fact arose (IV quarter of 2006): 660,210,000 rubles.

2.4. Issuer's net profits for the reporting period during which the relevant fact arose (I quarter of 2007): 474,906,000 rubles.

2.5. Change in the issuer's net profits in real terms and as a percentage: the increase in the issuer's net profits in real terms and as a percentage amounts to 185,304,000 rubles or 28.07%.

3. Signatures

3.1. General Director — V.V. Geikhman
3.2. Date: April 28, 2007

3.3. Chief Accountant — V.V. Krokhalev-Lyalin
3.4. Date: April 28, 2007

[Company Seal]

Notice of Material Fact
"Information on Dates of Close of Register"

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

2. Content of Notice

2.1. Category (type) of issuer's shares in respect of which the list of securities holders as of a certain date is beiong compiled: ordinary registered uncertificated shares.

2.2. Purpose of compiling the list of registered securities holders: for participation in the annual general shareholders' meeting.

2.3. Date of the list of registered securities holders: May 11, 2007.

2.4. Date and number of the minutes of the meeting of the authorized management body of the issuer at which the resolution on the date on which the list of registered securities holders should be compiled was adopted (or other decision forming the basis of establishing the date on which such list should be compiled): May 10, 2007 (Board of Directors minutes dated May 10, 2007 (no number).

3. Signatures

3.1. General Director V.V. Geikhman
3.2. Date: May 10, 2007

[Company Seal]

Notice of information that could have a material impact on the price of Company securities

DECISIONS ADOPTED BY THE BOARD OF DIRECTORS

1. General Information

1.1. Full company name of issuer: Open Joint-Stock Company Chelyabinsk Zinc Plant.

1.2. Short company name of issuer: JSC CZP.

1.3. Address of issuer: Sverdlovsky Trakt, 24, Chelyabinsk, 454008.

1.4. Issuer Primary State Registration Number: 1027402551880.

1.5. Issuer Taxpayer ID: 7448000013.

1.6. Unique issuer code assigned by registering authority: 45040-D.

1.7. Internet website address for information disclosure by issuer: www.zinc.ru.

2. Content of Notice

2.1. Date of the meeting of the Board of Directors of the issuer: May 10, 2007.

2.2. Date and number of the minutes of the meeting of the Board of Directors of the issuer: Minutes of May 10, 2007 (no number).

2.3. Decisions adopted by the Board of Directors:

Agenda Item 1:

1.1. Convene an annual general shareholders' meeting of Open Joint-Stock Company Chelyabinsk Zinc Plant in the form of the collective presence of shareholders for discussion of agenda items and adoption of resolutions on items put to the vote, with voting ballots circulated (forwarded) prior to the annual general shareholders' meeting of CZP;

1.2. Determine:

- the date of the annual general shareholders' meeting of CZP: June 29, 2007;

- the time of the annual general shareholders' meeting of CZP: 4:00 PM;

- start of registration of meeting participants: 3:00 PM;

- venue of the annual general shareholders' meeting of CZP: Conference Hall of the plant administration building (bldg. 4), Sverdlovsky Trakt, 24, Chelyabinsk;

- postal address for forwarding completed voting ballots: Moskovsky Branch of JSC Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316.

1.3. Establish the following procedure for notifying shareholders of the annual general shareholders' meeting of CZP:

A notice of the annual general shareholders' meeting of CZP is to be forwarded to each person included in the list of persons entitled to take part in the annual general shareholders' meeting of CZP by registered mail (in accordance with the Supplementary Agreement to Agreement No. 24-R/3783 dated December 30, 2003 shareholders are to be notified by the registrar, Moskovsky Branch of JSC Registrar INTRAKO, Moscow). The deadline for forwarding the notice is May 29, 2007. The deadline for submission of completed voting ballots to the Company is June 26, 2007.

Approve the form of the Notice of the annual general shareholders' meeting of CZP.

Agenda Item 2:

Determine the record date for compilation of the list of persons entitled to take part in the annual general shareholders' meeting of CZP: May 11, 2007.

Agenda Item 3:

Approve the following agenda for the annual general shareholders' meeting of CZP:

1. Adoption of annual report, annual financial statements, including profit and loss account, and distribution of profits and losses of CZP based on the results of the 2006 financial year.
2. Remuneration of the members of the Board of Directors of CZP as of year-end results for 2006.
3. Election of the Board of Directors of CZP.
4. Election of the Audit Commission of CZP.
5. Approval of the external auditors of CZP.
6. Determination of the cost of Directors and Officers Liability insurance for CZP.
7. Approval of the transaction in respect of Directors and Officers Liability insurance for CZP as an interested party transaction.

Agenda Item 4:

4.1 Give provisional approval for the adoption of the annual financial statements of CZP for 2006, the draft allocation of profit/loss of CZP as of year-end results for 2006 and table the said documents for adoption by the annual general shareholders' meeting of CZP.

4.2 Recommend that the annual general shareholders' meeting of CZP not announce or pay annual dividends based on the results of the 2006 financial year.

Agenda Item 5:

Approve and include the following candidates in the voting ballots for approval of the external auditors of CZP:

- Audit NAN (Chelyabinsk);

- PricewaterhouseCoopers Audit.

Agenda Item 6:

Approve the draft resolutions of the annual general shareholders' meeting of CZP on the items of the agenda.

Agenda Item 7:

Approve the form and wording of the voting ballots for the annual general shareholders' meeting of CZP.

Agenda Item 8:

8.1 Approve the following list of information (materials)to be made available to shareholders in preparation for the annual general shareholders' meeting of CZP:

- annual report of CZP;
- balance sheet of CZP (Form 1);
- profit and loss account (Form 2);
- statement of changes in equity (Form 3);
- cash flow statement (Form 4);
- attachment to balance sheet (Form 5);
- explanatory note to balance sheet;
- auditor's report;
- evaluation of the Company auditor's report by the Audit Committee;
- report of the Audit Commission on the audit of the annual financial statements of CZP;
- details of candidates to the Board of Directors of CZP;
- details of candidates to the Audit Commission of CZP;
- CZP Charter in its current version;
- voting ballots;
- details of the registrar of CZP undertaking the duties of the Counting Commission;
- draft resolutions of the annual general shareholders' meeting of CZP;
- other documents that must be made available to shareholders entitled to take part in the annual general shareholders' meeting of CZP.

8.2 Approve the following procedure for familiarization with the information materials:

The information (materials) that must be provided to shareholders in preparation for the annual general shareholders' meeting will be available for perusal from June 8, 2007 (during business hours from 10:00AM to 5:00PM) at the Property Department of CZP, situated at: Sverdlovsky Trakt, 24, Chelyabinsk, Russia, and at the offices of the registrar at: Moskovsky Branch of ZAO Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, Russian Federation (during business hours from 10:00AM to 2:00PM).

3. Signature

3.1. General Director V.V. Geikhman

3.2. Date: May 10, 2007

[Company Seal]

RECEIVED

2007 MAY 29 A 5:22

Company	JSC Chelyabinsk Zinc Plant
TIDM	CHZN
Headline	Q1 2007 Production Results
Released	08:21 27-Apr-07
Number	6359V

Chelyabinsk Zinc Plant Reports 15.5% Production Increase in 1Q 2007

CHELYABINSK, Russia – April 27, 2007 - Chelyabinsk Zinc Plant (LSE: CHZN, RTS: CHZN), Russia's largest producer of zinc and zinc alloys, is pleased to announce its production results for the first quarter of 2007.

In January - March 2007 Chelyabinsk Zinc Plant (CZP) produced 40,145 tons of SHG zinc and zinc based alloys, 15.5% more than for the same period of 2006 (34,763 tons). Domestic market remains to be CZP's core market, 51% of the plant output was supplied to Russian customers.

CZP's subsidiary, Nova-Zinc, the operator of the Akzhal zinc ore mine in Kazakhstan, mined 339,301 tons of ore in the first quarter of 2007, 10.3% more than for the same period of 2006 (307,606 tons). The average content of zinc in the ore was 2.43% with the average lead content of 0.66%, compared to 2.87% and 0.72% respectively in the first quarter of 2006. Production of zinc concentrate totaled 14,181 tons, 3.5% less than in the first three months of 2006 (14,702 tons). Lead concentrate production increased by 1.9% to 2,791 tons, compared to 2,738 tons in January-March 2006.

Since the beginning of the year, all zinc concentrate produced by the Akzhal mine have been supplied to the Chelyabinsk Zinc Plant.

Commenting on the production results, Sergei Moiseyev, Chairman of the Board, said: "Our core operations continued to perform well and we expect to produce 165,000 tons of SHG zinc in 2007".

About Chelyabinsk Zinc Plant

Chelyabinsk Zinc Plant OJSC is a leading Russian zinc producer. It is responsible for approximately 60% of Russian zinc production volume. In 2005 the plant produced 116,000 tons of SHG zinc. According to IAS consolidated accounts, revenues in 2005 reached RUR 4.791 billion, and net profit was RUR 147.2 million.

52.34% shares of CZP belong to "NF Holdings B.V." (Netherlands). 50% shares of NF Holdings B.V. belong to Arkley Capital S.à r.l., Luxemburg.

Ordinary shares of CZP are traded on the RTS exchanges, under ticker CHZN, and Global Depository Receipts (GDR) are traded on the London Stock Exchange under ticker CHZN.

Investor and Media Contacts:

Anna Levitanskaya, PR Director, Anna.Levitanskaya@zinc.ru
Tatyana Krasnousova, IR, Tatyana.Krasnousova@zinc.ru
Tel: +7 495 933 27 80

This announcement may include forward-looking statements. CZP's actual results may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. By their nature, forwarding-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Even if the actual results are consistent with the forward-looking statements contained in this announcement, those results may not be indicative of results or developments in future periods. CZP does not undertake any obligation to update any forward-looking statements to reflect events that occur or circumstances that arise after the date of this announcement.

END

Regulatory Announcement

Go to market news section

Company	JSC Chelyabinsk Zinc Plant
TIDM	CHZN
Headline	Notice of Results
Released	07:00 30-Apr-07
Number	7211V

April 28, 2007

JSC Chelyabinsk Zinc Plant (CZP) (LSE: CHZN, RTS: CHZNG) has today published on its website www.zinc.ru Q1 2007 Russian Accounting Standards (RAS) financial results in accordance with Russian regulatory requirements. The RAS accounting results of CZP are not indicative of the financial condition or results of CZP under International Financial Reporting Standards (IFRS).

For more information contact:
Anna Levitanskaya, PR Director, Anna.Levitanskaya@zinc.ru
Tatiana Krasnousova, IR, Tatyana.Krasnousova@zinc.ru
Telephone: +7 (495) 933 27 80

END

Close

Company	JSC Chelyabinsk Zinc Plant
TIDM	CHZN
Headline	Notice of AGM
Released	07:00 11-May-07
Number	4323W

Chelyabinsk Zinc Plant to hold its Annual General Meeting on June 29, 2007

Chelyabinsk, Russia – May 10, 2007 – The Board of Directors of the Chelyabinsk Zinc Plant (LSE: CHZN, RTS: CHZNG) adopted a decision to hold the Annual General Shareholders' Meeting of CZP on June 29, 2007. The Board of Directors of CZP set May 11, 2007 as the record date for preparing the list of persons entitled to participate in the Annual General Shareholders' Meeting of CZP.

The Annual General Meeting of the Company's shareholders will address the following agenda items:

1. Adoption of the annual report and annual financial statements, including the profit and loss statement (profit and loss account) of CZP, and distribution of profits and losses of CZP based on the results of the 2006 financial year.
2. Payment of remuneration to members of the Board of Directors of CZP as per the results of the 2006 financial year.
3. Election of the Board of Directors of CZP.
4. Election of the Audit Commission of CZP.
5. Appointment of the external auditors of CZP.
6. Determination of the cost of Directors' and Officers' Liability insurance for CZP.
7. Approval of the interested party transaction to purchase Directors' and Officers' Liability insurance for CZP.

The Board of Directors of CZP has decided to recommend to the Annual General Shareholders' Meeting of CZP not to announce or pay annual dividends based on the results of the 2006 financial year.

Ruled by the current legislation of Russian Federation and CZP's Charter, the Board of Directors nominated the candidates suggested by the shareholders for the Board of Directors to be approved by the AGM. The list of nominees included Sergei Moiseyev, Arkley Capital; Vsevolod Geikhman, CZP OJSC; Alexander Fyodorov, Chelyabinsk Pipe Plant OJSC; Alexei Shilov, LT-Group LLC; Christian Schaffalitzky de Muckadell, Eurasia Mining Plc; Johann Albrecht Adriaan (Hans) Bouman, Euromin S.A.; Leonid Kazanbayev, CZP OJSC; and Boris Birman, CZP OJSC.

The information (materials) that must be provided to shareholders in preparation for the Annual General Shareholders' Meeting will be available for perusal from June 8, 2007 (during business hours from 10:00AM to 5:00PM) at the Property Department of CZP, situated at: Sverdlovsky Trakt, 24, Chelyabinsk, Russia, and at the offices of the registrar at: Moskovsky Branch of ZAO Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, Russian Federation (during business hours from 10:00AM to 2:00PM).

Venue for the Annual General Shareholders' Meeting: Conference Hall of the plant administration building (bldg. 4), situated at: Sverdlovsky Trakt, 24, Chelyabinsk, Russian Federation. Start of the Annual General Shareholders' Meeting: 4:00PM. Start of registration of meeting participants: 3:00PM.

Postal address for forwarding completed voting ballots: Moskovsky Branch of ZAO Registrar INTRAKO, Volgogradsky Prospect, 2, Moscow, 109316, Russian Federation. Deadline for submission of completed voting ballots to the Company: June 26, 2007.

Investor and Media Contacts:

Anna Levitanskaya, PR Director, Anna.Levitanskaya@zinc.ru
Tatyana Krasnousova, IR, Tatyana.Krasnousova@zinc.ru
Tel: +7 495 933 27 80

END

Close

END

to Minfin Russia Order
No. 67n dated July 22, 2003

Balance Sheet

as of December 31, 20 06

RECEIVED

	Codes
Form 1	0710001
Date (year, month, day)	2007 / 3 / 128
Organization JSC CZP — Code	00194228
Taxpayer ID — INN	74480000013
Type of activity — Code	27.43
Form of incorporation / form of ownership — Code	47 / 34
Unit of measurement: '000 rubles / million rubles (as approrpriate) — Code	384/385

Location (address) Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Date approved	
Date sent (filed)	3/15/2006

Assets	Line Code	Start of reporting year	End of reporting year
1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110	22479	21297
Fixed assets	120	2791881	2564529
Construction in progress	130	330694	826363
Income-bearing investments in tangible assets	135	-	-
Long-term financial investments	140	1238	3753684
Deferred tax assets	145	-	-
Other non-circulating assets	150	-	-
TOTAL for section I	190	3146292	7165873
II. CURRENT ASSETS			
Inventory	210	1424418	1400540
including: supplies, materials, and other similar assets	211	1134014	829259
livestock	212	-	-
construction in progress costs	213	111951	326447
finished products and goods for resale	214	115863	168108
goods forwarded	215	-	-
deferred expenses	216	62590	76726
other inventory and costs	217	-	-
Value added tax on assets acquired	220	102398	53184
Receivables (amounts falling due after more than 12 months from the reporting date)	230	-	-
including buyers and customers		-	-
Receivables (amounts falling due within 12 months from the reporting date)	240	519492	1480490
including buyers and customers	241	228350	596974
Short-term financial investments	250	32570	995910
Cash	260	128950	1408996
Other current assets	270	-	-
TOTAL for section II	290	2207828	5339120
BALANCE	300	5354120	12504993

Liabilities	Line Code	Start of reporting year	End of reporting year
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	637	5420
Own shares purchased from shareholders		-	-
Additional capital	420	1246646	2691938
Reserve capital	430	96	271
including: reserve funds created under the law	431	96	271
reserves created under the constituent documents	432	-	-
Retained profit (pending losses)	470	2942256	4997367
TOTAL for section III	490	4189635	7694996
IV. LONG-TERM LIABILITIES			
Loans and credits	510	269836	3487963
Deferred tax liabilities	515	138623	180367
Other long-term liabilities	520	-	-
TOTAL for section IV	590	408459	3668330
V. SHORT-TERM LIABILITIES			
Loans and credits	610	-	-
Accounts payable	620	755939	1141582
including suppliers and contractors	621	615795	522221
payables to personnel	622	9576	15485
arrears in respect of extra-budgetary funds	623	1534	972
arrears on taxes and levies	624	54670	101271
other creditors	625	-	-
Arrears in respect of payment of income to shareholders (founding members)	630	-	-
Deferred income	640	-	-
Reserves for forthcoming expenditures	650	-	-
Other short term liabilities	660	87	85
TOTAL for section V	690	756026	1141667
BALANCE	700	5354120	12504993
Details of assets included in below-line accounts			
Leased fixed assets	910	-	52004
including leased assets	911	-	52004
Goods and materials accepted for safe custody	920	14100	10849
Goods accepted on consignment	930	-	-
Written off debts of insolvent debtors	940	7647	9126
Security received in respect of debt and payments	950	-	-
Security given in respect of debt and payments	960	-	2026477
Depreciation of housing properties	970	-	-
Depreciation of landscaping and other similar facilities	980	-	-
Intangible assets for temporary use	990	-	-
		-	-

CEO ________ (signature) ________ (printed name)

Chief Accountant ________ (signature) ________ (printed name)

PROFIT AND LOSS STATEMENT
for 2006

	CODES
Form 2	0710002
Date (year, month, day)	2007.03.28
Organization **Chelyabinsk Zinc Plant**	00194228
Taxpayer ID	7448000013
Type of activity ....**zinc production**	27.43
Form of incorporation / form of ownership **open joint-stock company / joint private and foreign ownership**	47 | 34
Unit of measurement: '000 rubles / ~~million rubles~~ (cross out whichever not applicable)	384/~~385~~

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. INCOME AND EXPENDITURE IN RESPECT OF PRIMARY OPERATIONS			
Revenues (net) from the sale of goods, production, work, services (not including value-added tax, excise and similar mandatory payments)	010	13 533 018	4 765 317
Including the sale of: Finished products and services on domestic market	011	8 186 134	3 634 756
Export of finished products, goods and services	012	5 346 552	1 032 799
Goods	013	332	97 762
Cost price of goods, production, work, services sold	020	(10 071 425)	(4 208 462)
Including the sale of: Finished products and services on domestic market	021	(5 802 613)	(3 053 274)
Export of finished products, goods and services	022	(4 268 643)	(1 051 679)
Goods	023	(169)	(103 509)
Gross profit	**029**	**3 461 593**	**556 855**
Business expenses	030	(196 821)	(104 048)
Administrative expenses	040	-	-
Profit (losses) on sales (lines 010-020-030-040)	**050**	**3 264 772**	**452 807**
Interest due on foreign currency account and term deposit	060	13 465	24 276
Interest payable	070	(293 820)	(9 197)
Income from collaboration with other organizations	080	419	129
Other operating income	090	374 044	59 347
Other operating expenses	100	(486 574)	(161 130)
Profit (losses) before tax (lines (050+060-070+080+090-100+110-120))	**140**	**2 872 306**	**366 232**
Deferred tax assets repaid	141	-	(6 679)
Deferred tax obligations	142	(41 744)	3 348
Current profit tax	150	**(685 887)**	**(93 804)**
Allocated funds	160	(4 701)	(876)
Net profit (loss) for the reporting period as per financial statements	**190**	**2 139 974**	**268 221**

	2		
FOR INFORMATION Regular tax obligations (assets)	201	38 555	9 072
Basic earnings (losses) per share Diluted earnings (losses) per share	202	0,42 -	0,06 -

BREAKDOWN OF PARTICULAR PROFITS AND LOSSES

Item	Line Code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Default interest and penalty fines acknowledged or for which a court order for recovery has been made	210	433	16 519	159	19 718
Profit (losses) from previous years	220	1 177	5 841	116	825
Compensation for losses arising from failure to perform or duly perform obligations	230	-	-	-	-
Exchange rate fluctuations on foreign currency operations	240	255 632	132 126	26 238	34 333
Deductions to valuation reserves	250	-	-	-	-
Written off accounts receivable and accounts payable for which the statute of limitations has expired	260	379	1 902	2 456	394

CEO ______________________ **/V.V. Geikhman/**

(signature) (printed name)

Chief Accountant ______________________ **/ V.V. Krokhalev-Lyalin/**

(signature) (printed name)

Appendix to Minfin Russia Order

Statement of Changes in Equity
for the year 200 6

	Codes		
Form 3	0710003		
Date (year, month, day)	2007	3	28
Organization JSC CZP — Code	00194228		
Taxpayer ID — INN	7448000013		
Type of activity — Code	27.43		
Form of incorporation / form of ownership — Code	47	34	
Unit of measurement: '000 rubles / million rubles (as approrpriate) — Code	384/385		

I. Changes in Equity

Indicator: Description	Code	Charter capital	Additional capital	Reserve capital	Retained profit (Pending losses)	Total
1	2	3	4	5	6	7
Balance as of December 31 of the year preceding the previous year	010	637	1246646	96	2737188	3984567
200 4 (previous year) Changes to reporting policy	011	x	x	x	-	-
Figure after recalculating fixed assets	012	x	-	x	-	-
Balance as of January 1 of the previous year	020	637	1246646	96	2737188	3984567
Figure after recalculating foreign currency	023	x	-	x	x	-
Net profit	025	x	x	x	268221	268221
Dividends	026	x	x	x	(-)	-
Deductions to reserve fund	030	x	x	-	(-)	-
Increasea in equity from additional share issue	041	-	x	x	x	-
increase in par value of shares	042	-	x	x	x	-
reorganization of legal entity	043	-	x	x	-	-
Reduction in equity from reduction ion par value of shares	051	(-)	x	x	x	(-)
reduction in number of shares	052	(-)	x	x	x	(-)
reorganization of legal entity	053	(-)	x	x	(-)	(-)
Figure after recalculating fixed assets	054	-	-	-	(785)	(785)
Writing off construction in progress	055	-	-	-	(24951)	(24951)
Used for social needs	056	-	-	-	(37417)	(37417)
Balance as of December 31 of the previous year	060	637	1246646	96	2942256	4189635
200 5 (reporting year) Changes to reporting policy	061	x	x	x	-	-
Figure after recalculating fixed assets	062	x	-	x	-	-
Balance as of January 1 of the reporting year	100	637	1246646	96	2942256	4189635
Figure after recalculating foreign currency	103	x	-	x	x	-
Net profit	105	x	x	x	2139974	2139974
Dividends	106	x	x	x	(-)	-

Indicator		Charter capital	Additional capital	Reserve capital	Retained profit (Pending losses)	Total
Description	Code					
1	2	3	4	5	6	7
Deductions to reserve fund	110	x	x	175	(175)	-
Increasea in equity from						
additional share issue	121	4458	(4458)	x	x	-
increase in par value of shares	122	325	1449750	-	-	1450075
reorganization of legal entity	123	-	x	x	x	-
Reduction in equity from		-	x	x	-	-
reduction ion par value of shares	131	(-)	x	x	x	(-)
reduction in number of shares	132	(-)	x	x	x	(-)
reorganization of legal entity	133	(-)	x	x	x	(-)
Writing off construction in progress	135	-	-	-	(71831)	(71831)
Debt repayment from earned profit						
Used for social needs	136	-	-	-	(12857)	(12857)
Balance as of December 31 of the reporting year	140	5420	2691938	271	4997367	7694996

II. Reserves

Indicator		Balance	Incoming	Expenditure	Balance
Description	Code				
1	2	3	4	5	6
Reserves created in acordance with the law					
Reserve capital					
(name of reserve fund)					
for the previous year	150	96	-	(-)	96
for the reporting year	151	96	175	(-)	271
(name of reserve fund)					
for the previous year	152	-	-	(-)	-
for the reporting year	153	-	-	(-)	-
Reserves created in accordance with the constituent documents					
(name of reserve fund)					
for the previous year	160	-	-	(-)	-
for the reporting year	161	-	-	(-)	-
(name of reserve fund)					
for the previous year	162	-	-	(-)	-
for the reporting year	163	-	-	(-)	-
Valuation reserves					
Provision for bad debts					
(name of reserve fund)					
for the previous year	170	2019	209	(747)	1481
for the reporting year	171	1481	6933	(13)	8401
(name of reserve fund)					
for the previous year	172	-	-	(-)	-
for the reporting year	173	-	-	(-)	-
(name of reserve fund)					
for the previous year	174	-	-	(-)	-
for the reporting year	175	-	-	(-)	-

1	2	3	4	5	6
Reserves for pending expenditures					
(name of reserve fund)					
for the previous year	180	-	-	(-)	-
for the reporting year	181	-	-	(-)	-
(name of reserve fund)					
for the previous year	182	-	-	(-)	-
for the reporting year	183	-	-	(-)	-

For information

Indicator		Balance at beginning of reporting year		Balance at end of reporting year	
Description	Code				
1	2	3		4	
1) Net assets	200	3984567		4189635	
		Budgeted		Extra-budgetary	
		Reporting year	Previous year	Reporting year	Previous year
		3	4	5	6
Allocated to: expenditures in the normal course of business — total	210	-	-	-	-
including		-	-	-	-
		-	-	-	-
		-	-	-	-
investments to non-current assets	220	-	-	-	-
including:		-	-	-	-
		-	-	-	-
		-	-	-	-

CEO ______ (signature) ______ (printed name)   Chief Accountant ______ (signature) ______ (printed name)

___ ____________ 20 ___

Appendix to Minfin Russia Ord

Cash Flow Statement

for the year 20 06

	Codes		
Form 4	0710004		
Date (year, month, day)	2007	3	28
Organization: JSC CZP — Code	00194228		
Taxpayer ID — INN	7448000013		
Type of activity — Code	27.43		
Form of incorporation / form of ownership — Code	47	34	
Unit of measurement: '000 rubles / million rubles (as approrpriate) — Code	384/385		

Indicator: Description	Code	For the reporting year	For the same period of the previous year
1	2	3	4
Balance of cash funds at beginning of reporting year	010	128950	188207
Cash flow from ongoing operations			
Funds from buyers and customers	020	15286988	4436014
Funds from operations with foreign currency	030	2130976	370159
		-	-
Other income	050	249406	424746
Cash funds for:		-	-
payment for goods, work, services, raw materials and other current assets	150	(12929756)	(4145515)
wages	160	(234738)	(185239)
dividend and interest payments	170	(240782)	(29326)
payment of taxes and levies	180	(842167)	(247682)
payments to extra-budgetary funds	181	(69986)	(56233)
sale of foreign currency	183	(2132974)	(371010)
other expenditures	190	(330615)	(127169)
Net cash from ongoing operations	200	886352	68745
Cash flow from investment operations			
Revenues from the sale of fixed assets and other non-current assets	210	-	-
Revenues from the sale of securities and other financial investments	220	9689	15
Earned dividends	230	419	129
Earned interest	240	13465	13784
Receipts from repayment of loans extended to other organizations	250	86800	805000
		-	-
		-	-
Acquisition of subsidiaries	280	(3753073)	-
Acquisition of fixed assets, income-generating investments in goods and intangible assets	290	(697793)	(96633)
Acquisition of securities and other fnancial investments	300		
Loans granted by other organizations	310	(69000)	(662000)
		-	-
		-	-
Net cash from investment operations	340	(4409493)	60295

1	2	3	4
Cash flow from financial operations			
Receipts from the issue of shares or other share interests бумаг	350	1450129	-
Receipts from loans and credits extended by other organizations	360	4142292	90452
		-	-
		-	-
Repayment of loans and credits (not including interest)	390	(759119)	(278749)
Repayment of debt on leased items	400	(30115)	-
		-	-
		-	-
Net cash from financial operations	410	4803187	(188297)
Net increase (reduction) in cash funds and equivalent	420	1280046	(59257)
Balance of cash funds at the end of the reporting period	430	1408996	128950
Impact of fluctuations in exchange rate of foreign currencies against the ruble	440	(14996)	(397)

CEO ____________ (signature) ____________ (printed name)   Chief Accountant ____________ (signature) ____________ (printed name)

__ ____________ 20 __

Attachment to Balance Sheet
for the year 20 06

	Codes		
Form 5	0710005		
Date (year, month, day)	2007	3	28
Organization JSC CZP	Code	00194228	
Taxpayer ID	INN	7448000013	
Type of activity	Code	27.43	
Form of incorporation / form of ownership	Code	47	34
Unit of measurement: '000 rubles / million rubles (as approrpriate)	Code	384/385	

Location (address) Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Non-tangible assets

Indicator: Description	Indicator: Code	Balance at beginning of reporting year	Incoming	Outgoing	Balance at end of reporting year
1	2	3	4	5	6
Intellectual property (exclusive rights to income from intellectual property)	010	23663	-	(-)	23663
including: those of patent holders for inventions, industrial prototypes, working models	011	-	-	(-)	-
those of licensees to software programs and data bases	012	-	-	(-)	-
those of owners of rights to integrated circuit layouts	013	-	-	(-)	-
those owners of trade marks and service marks, and appellations of origin of goods	014	23663	-	(-)	23663
those of patent holders of selection patents	015	-	-	(-)	-
Administration expenses	020	-	-	(-)	-
Goodwill	030	-	-	(-)	-
		-	-	-	-
Other	040	-	-	(-)	-

Indicator: Description	Indicator: Code	At beginning of reporting year	At end of reporting year
1	2	3	4
Depreciation of non-tangible assets — total	050	1184	2366
including trade mark		1184	2366
		-	-
		-	-
		-	-

Fixed Assets

Indicator		Balance at beginning of reporting year	Incoming	Outgoing	Balance at end of reporting year
Description	Code				
1	2	3	4	5	6
Buildings	110	994746	1744	(1714)	994776
Structures and transfer mechanisms	111	745776	2039	(4477)	743338
Machinery and equipment	112	2349780	99613	(47114)	2402279
Transport vehicles	113	54327	22350	(2916)	73761
Production and other company property	114	17008	1783	(243)	18548
Livestock - working	115	-	-	(-)	-
Livestock - commercial	116	-	-	(-)	-
Planted areas	117	12	-	(-)	12
Other types of fixed assets	118	19616	5921	(4522)	21015
Land plots and natural resource sites	119	52199	-	(-)	52199
Capital investment in land reclamation	120	-	-	(-)	-
Total	130	4233464	133450	(60986)	4305928

Indicator		At beginning of reporting year	At end of reporting year
Description	Code		
1	2	3	4
Depreciation of fixed assets - total	140	1441583	1741399
including: buildings and structures	141	441648	512657
machinery, equipment, transport vehicles	142	991450	1217985
other	143	8485	10757
Fixed assets leased to lessees — total	150	61944	63782
including: buildings	151	28654	28654
structures	152	7082	7082
		20384	21366
		-	-
		-	-
Fixed assets put on standby	155	-	-
Fixed assets received under lease - total	160	-	-
including		-	-
		-	-
		-	-
		-	-
Immovable property commissioned and in the process of state registration	165	-	-

	Code	At beginning of reporting year	At end of reporting year
FOR INFORMATION	2	3	4
Figure after recalculating fixed assets:	170	-	-
initial (present) value	171	-	-
depreciation	172	-	-
	Code	At beginning of reporting year	At end of reporting year
	2	3	4
Change in value of fixed assets following construction, fit-out, refurbishment, partial dismantling	180	-	-

Income-yielding investments into tangible assets

Indicator		Balance at beginning of reporting year	Incoming	Outgoing	Balance at end of reporting year
Description	Code				
1	2	3	4	5	6
Property to be leased out	210			(-)	
Property to be hired out	220			(-)	
Other	230			(-)	
Total	240			(-)	

	Code	At beginning of reporting year	At end of reporting year
1	2	3	4
Depreciaiton of income-yielding invest into tangible assets	250	-	-

Expenditures on research and development and engineering work

Type of work		Balance at beginning of reporting year	Incoming	Written off	Balance at end of reporting year
Description	Code				
1	2	3	4	5	6
Total	310	10301	4721	585	14437
including:		-	-	-	-
		-	-	-	-
		-	-	-	-

	Code	At beginning of reporting year	At end of reporting year
	2	3	4
FOR INFORMATION Expenditures for research and development and engineering works in progress	320	10301	14437

	Code	For the reporting period	For the same period of the previous year
	2	3	4
Amount relating to expenditures on research and development and engineering works in progress that were unsuccessful and included in overheads	330	183	106

Expenditures on development of natural resources

Indicator		Balance at beginning of reporting year	Incoming	Written off	Balance at end of reporting year
Description	Code				
1	2	3	4	5	6
Expenditures on development of natural resources — total	410	-	-	(-)	-
including		-	-	(-)	-
		-	-	(-)	-
		-	-	(-)	-

	Code	At beginning of reporting year	At end of reporting year
	2	3	4
FOR INFORMATION Expenditures on subsoil sites, prospecting and assessment of deposits in progress, exploration and/or hydrogeological testing and other similar work	420	-	-
Expenditures on development of natural resources included in overheads in the reporting period as unsuccessful	430	-	-

Financial Investments

Indicator		Long term		Short term	
Description	Code	At start of reporting year	At end of reporting year	At start of reporting year	At end of reporting year
1	2	3	4	5	6
Investment in equity (participation interest) in other organizations total	510	392	3753261	-	-
including subsidiaries and related businesses	511	192	3753239	-	-
State and municipal securities	515	-	-	-	-
Securities of other organizations - total	520	-	-	6570	987710
including debt securities (bonds, promissory notes)	521	-	-	6570	987710
Loans obtained	525	-	-	26000	8200
Term deposits	530	-	-	-	-
Other	535	846	423	-	-
Total	540	1238	3753684	32570	995910
Of the total amount of financial investments with a current market value:					
Investment in equity (participation interest) in other organizations total	550	-	-	-	-
including subsidiaries and related businesses	551	-	-	-	-
State and municipal securities	552	-	-	-	-
Securities of other organizations - total	560	-	-	-	-
including debt securities (bonds, promissory notes)	561	-	-	-	-
Other	562	-	-	-	-
Total	570	-	-	-	-
FOR INFORMATION					
Of the total amount of financial investments with a current market value, change in value following adjustment of price	580	-	-	-	-
For debt securities, the difference between the initial value and the par value is included in thje figures for the reporting period	590	-	-	-	-

Accounts Receivable and Accounts Payable

Indicator		Balance at start of reporting year	Balance at end of reporting year
Description	Code		
1	2	3	4
Accounts receivable: short term — total	610	519492	1480490
including settlements with buyers and customers	611	228350	596974
advances given	612	86105	433294
other	613	205037	450222
long term — total	620	-	-
including settlements with buyers and customers	621	-	-
advances given	622	-	-
other	623	-	-
Total	630	519492	1480490
Accounts payable: short term — total	640	755939	1141582
including settlements with suppliers and contractors	641	615795	522221
advances received	642	74364	501632
reconciliation of taxes and levies	643	54670	101271
credits	644	-	-
loans	645	-	-
other	646	11110	16458
long term — total	650	269836	3487963
including credits	651	269836	3487963
loans	652	-	-
		-	-
		-	-
Total	660	1025775	4629545

Expenditures in the normal course of business (by expenditure item)

Indicator		For the reporting year	For the previous year
Description	Code		
1	2	3	4
Material costs	710	9279201	3227827
Wages	720	279509	217408
Deducitons to social needs	730	69725	57842
Depreciation	740	345059	350940
Other costs	750	561470	332245
Total by expenditure item	760	10534964	4186262
Change in balance (increase [+], reduction [–]): construction in progress	765	(+)214496	(+)46903
deferred expenses	766	(+)14136	(+)5160
reserve for forthcoming expenditures	767	-	-

Security

Indicator — Description	Code	Balance at start of reporting year	Balance at end of reporting year
1	2	3	4
Received — total	810	-	-
including promissory notes	811	-	-
Property under pledge	820	-	-
comprising: fixed assets	821	-	-
securities and other financial investments	822	-	-
other	823	-	-
		-	-
		-	-
Issued – total	830	-	-
Including promissory notes	831	-	-
Pledged property	840	45250	2026477
comprising: fixed assets	841	-	1600419
securities and other financial investments	842	2762	426058
other	843	42488	-
		-	-
		-	-

State aid

Indicator — Description	Code	Reporting year		For the same period in the previous year	
1	2	3		4	
State funding received in reporting year — total	910	-		-	
including:		-		-	
		-		-	
		-		-	
		-		-	
		At start of reporting year	Received in reporting year	Repaid in reporting year	As of end of reporting year
State loans — total	920	-	-	-	-
including:		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-

CEO ________ (signature) ____________ (printed name)

Chief Accountant ________ (signature) ____________ (printed name)

___ ____________ 20 ___

Balance Sheet

as of March 31, 20 07

Codes	
Form 1	0710001
Date (year, month, day)	2007 / 4 / 25
Code	00194228
INN	74480000013
Code	27.43
Code	47 / 34
Code	384/385

Organization: Chelyabinsk Zinc Plant

Taxpayer ID

Type of activity: zinc production

Form of incorporation / form of ownership: open joint-stock compar / joint ownership

Unit of measurement: '000 rubles / million rubles (as approrpriate)

Location (address): Sverdlovsky Trakt, 24, Chelyabinsk, 454008

Date approved

Date sent (filed)

Assets	Line Code	Start of reporting year	End of reporting year
1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110	21297	21277
Fixed assets	120	2564529	2490116
Construction in progress	130	826363	1004376
Income-bearing investments in tangible assets	135	-	-
Long-term financial investments	140	3753684	3753684
Deferred tax assets	145	-	-
Other non-circulating assets	150	-	-
TOTAL for section I	190	7165873	7269453
II. CURRENT ASSETS			
Inventory	210	1400540	1690420
including: supplies, materials, and other similar assets	211	829259	1015632
livestock	212	-	-
construction in progress costs	213	326447	305636
finished products and goods for resale	214	168108	324655
goods forwarded	215	-	-
deferred expenses	216	76726	44497
other inventory and costs	217	-	-
Value added tax on assets acquired	220	53184	59562
Receivables (amounts falling due after more than 12 months from the reporting date)	230	-	-
including buyers and customers		-	-
Receivables (amounts falling due within 12 months from the reporting date)	240	1480490	1222752
including buyers and customers	241	596974	385412
Short-term financial investments	250	995910	755722
Cash	260	1408996	1645640
Other current assets	270	-	-
TOTAL for section II	290	5339120	5374096
BALANCE	300	12504993	12643549

Liabilities	Line Code	Start of reporting year	End of reporting year
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	5420	5420
Own shares purchased from shareholders		-	-
Additional capital	420	2691938	2691938
Reserve capital	430	271	271
including: reserve funds created under the law	431	271	271
reserves created under the constituent documents	432	-	-
Retained profit (pending losses)	470	4997367	5458963
TOTAL for section III	490	7694996	8156592
IV. LONG-TERM LIABILITIES			
Loans and credits	510	3487963	3378330
Deferred tax liabilities	515	180367	189655
Other long-term liabilities	520	-	-
TOTAL for section IV	590	3668330	3567985
V. SHORT-TERM LIABILITIES			
Loans and credits	610	-	-
Accounts payable	620	1141582	918863
including suppliers and contractors	621	522221	482144
payables to personnel	622	15485	13934
arrears in respect of extra-budgetary funds	623	972	4392
arrears on taxes and levies	624	101271	35067
other creditors	625	-	-
Arrears in respect of payment of income to shareholders (founding members)	630	-	-
Deferred income	640	-	-
Reserves for forthcoming expenditures	650	-	-
Other short term liabilities	660	85	109
TOTAL for section V	690	1141667	918972
BALANCE	700	12504993	12643549
Details of assets included in below-line accounts		-	-
Leased fixed assets	910	52004	52004
including leased assets	911	52004	52004
Goods and materials accepted for safe custody	920	10849	6563
Goods accepted on consignment	930	-	-
Written off debts of insolvent debtors	940	9126	9126
Security received in respect of debt and payments	950	-	-
Security given in respect of debt and payments	960	2026477	1787213
Depreciation of housing properties	970	-	-
Depreciation of landscaping and other similar facilities	980	-	-
Intangible assets for temporary use	990	-	-
		-	-

CEO _____ (signature) **V.V. Geikhman** (printed name)   Chief Accountant _____ (signature) **V.V. Krokhalev-Lyalin** (printed name)

PROFIT AND LOSS STATEMENT
for January - March 2007

	CODES
Form 2	0710002
Date (year, month, day)	2007.04.25
Organization **Chelyabinsk Zinc Plant**	00194228
Taxpayer ID	7448000013
Type of activity ....**zinc production**	27.43
Form of incorporation / form of ownership **open joint-stock company / joint private and foreign ownership**	47 | 34
Unit of measurement: '000 rubles / ~~million rubles~~ (cross our whichever not applicable)	384/~~385~~

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. INCOME AND EXPENDITURE IN RESPECT OF PRIMARY OPERATIONS			
Revenues (net) from the sale of goods, production, work, services (not including value-added tax, excise and similar mandatory payments)	010	3 607 038	2 148 964
Including the sale of: Finished products and services on domestic market	011	2 003 187	1 537 905
Export of finished products, goods and services	012	1 603 851	611 059
Goods	013	-	-
Cost price of goods, production, work, services sold	020	(2 814 068)	(1 604 480)
Including the sale of: Finished products and services on domestic market	021	(1 481 990)	(1 100 748)
Export of finished products, goods and services	022	(1 332 078)	(503 732)
Goods	023	-	-
Gross profit	**029**	**792 970**	**544 484**
Business expenses	030	(85 042)	(27 081)
Administrative expenses	040	-	-
Profit (losses) on sales (lines 010-020-030-040)	**050**	**707 928**	**517 403**
Interest due	060	20 314	4 755
Interest payable, including loan expenses	070	(77 387)	(31 709)
Income from collaboration with other organizations	080	-	-
Other operating income	090	192 350	26 856
Other operating expenses	100	(214 607)	(60 044)
Profit (losses) before tax (lines (050+060-070+080+090-100+110-120))	**140**	**628 598**	**457 261**
Deferred tax assets	141	-	37
Deferred tax obligations	142	(9 290)	(21 653)
Current profit tax	150	**(142 961)**	**(90 108)**
Allocated funds	160	(1 441)	(987)
Net profit (loss) for the reporting period	**190**	**474 906**	**344 550**

	2		
FOR INFORMATION Regular tax obligations (assets)	201	1 370	1 419
Basic earnings (losses) per share Diluted earnings (losses) per share	202	-	-

BREAKDOWN OF PARTICULAR PROFITS AND LOSSES

Item	Line Code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Default interest and penalty fines acknowledged or for which a court order for recovery has been made	210	176	17 066	52	6 348
Profit (losses) from previous years	220	-	70	1 119	3 466
Compensation for losses arising from failure to perform or duly perform obligations	230	-	-	-	-
Exchange rate fluctuations on foreign currency operations	240	93 320	64 421	19 599	24 508
Deductions to valuation reserves	250	-	-	-	-
Written off accounts receivable and accounts payable for which the statute of limitations has expired	260	-	-	-	-

CEO ______________________ **/V.V. Geikhman/**

(signature) (printed name)

Chief Accountant ______________________ **/ V.V. Krokhalev-Lyalin/**

(signature) (printed name)

END